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                              August 2, 2022

       Stephen A. Vintz
       Chief Financial Officer
       Tenable Holdings, Inc.
       6100 Merriweather Drive
       Columbia, MD 21044

                                                        Re: Tenable Holdings,
Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed February 25,
2022
                                                            Form 8-K furnished
April 26, 2022
                                                            File No. 001-38600

       Dear Mr. Vintz:

              We have reviewed your July 28, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 13, 2022 letter.

       Form 10-K for year ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Factors Affecting Our Performance, page 45

   1. We note your response to prior comment 2. While we acknowledge that the dollar-based net expansion rate may
fluctuate on a quarterly basis, it appears that such fluctuations can be explained with a
qualitative discussion of the factors noted in your response and/or a quantitative analysis,
when practicable. Also, it is unclear how your current reference to such rate "exceeding"
110% or being "well above" 110% provides investors with an
                                                        understanding of the
trends you have experienced in this rate over the last several years.
                                                        Therefore, in future
filings, including your quarterly reports on Form 10-Q, please disclose the specific
percentage of dollar-based net expansion rate for the periods
 Stephen A. Vintz
Tenable Holdings, Inc.
August 2, 2022
Page 2
      presented and to the extent there are significant fluctuations in a particular period, include qualitative discussion to clarify the reasons for such fluctuation. Refer to Item 303(a) of
      Regulation S-K and SEC Release No. 33-10751.
Results of Operations, page 55

2. In your response to prior comment 4 you state that you will disclose the change in revenue driven by new enterprise customers in future filings. Please clarify whether your reference to enterprise customers in your response is the same as enterprise "platform"
      customer as defined on page 49. If not, tell us and disclose in future filings how you define enterprise customers. Also, separately quantify the percentage of revenues attributable to enterprise customers and/or enterprise platform customers for each period presented to provide further context to such disclosure.
Form 8-K furnished July 26, 2022

Exhibit 99.1
Non-GAAP Financial Measures and Other Key Metrics, page 3

3. We note your revised disclosure regarding unlevered free cash flow in response to prior comment 6. Please further revise to refer to other non-discretionary expenditures, such as non-cancelable commitments and contractual obligations.
       You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.



                                                             Sincerely,
FirstName LastNameStephen A. Vintz
                                                             Division of
Corporation Finance
Comapany NameTenable Holdings, Inc.
                                                             Office of
Technology
August 2, 2022 Page 2
cc:       Asheley Walker
FirstName LastName